UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CLEARWATER PAPER CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

18538R103

(CUSIP Number)

Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 18538R103	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,791,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,791,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A
CUSIP No. 18538R103	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,791,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,791,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A
CUSIP No. 18538R103	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,791,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,791,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A
CUSIP No. 18538R103	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,791,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,791,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed on May 2, 2012 (the “Original Schedule 13D”) and amended on August 17, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Original Schedule 13D.
Item 1.                                Security and the Issuer.

Item 1 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Clearwater Paper Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201.

Item 2.                                Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b) The address of the principal business office of (i) S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) S.A.C. Capital Associates is Mitchell House, The Valley, Anguilla, British West Indies.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons expended an aggregate of approximately $63,673,156.18 of investment capital to purchase the 1,791,000 shares of Common Stock reported hereby (the “Shares”).  Such transactions were effected in open market purchases in the ordinary course of business. The Shares are held by S.A.C. Capital Associates in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The Reporting Persons acquired the Shares in the transactions reported in this Amendment No. 2 for investment purposes, in the ordinary course of business, and not for the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Item 5.                     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) As of the close of business on September 6, 2013, the Reporting Persons beneficially owned an aggregate of 1,791,000 shares of Common Stock, representing approximately 8.1% of the shares of Common Stock outstanding.  The percentages used herein are based upon 21,989,483 shares of Common Stock reported to be outstanding, as of July 24, 2013, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2013.

S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, S.A.C. Capital Advisors, L.P. maintains investment and voting power with respect to securities held by S.A.C. Capital Associates.  S.A.C. Capital Advisors Inc. is the general partner of S.A.C. Capital Advisors, L.P.   Mr. Cohen controls S.A.C. Capital Advisors Inc.  By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,791,000 shares of Common Stock (constituting approximately 8.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) S.A.C. Capital Advisors, L.P. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,791,000 shares of Common Stock, constituting 8.1% of such class of securities;

(ii) S.A.C. Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,791,000 shares of Common Stock, constituting 8.1% of such class of securities;

(iii) S.A.C. Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,791,000 shares of Common Stock, constituting 8.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,791,000 shares of Common Stock, constituting 8.1% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by S.A.C. Capital Associates.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2013

S.A.C. CAPITAL ADVISORS, L.P.

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

Schedule A

Transactions (1) in the Issuer’s Common Stock during past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
8/19/2013	13,307	47.80453 (2)
8/19/2013	1,910	48.00000
8/20/2013	9,394	47.90750 (3)
8/20/2013	5,389	48.01714 (4)
8/21/2013	17,553	47.77425 (5)
8/22/2013	12,447	47.81303 (6)
8/26/2013	4,812	47.88211 (7)
8/26/2013	10,188	48.22760 (8)
8/27/2013	8,059	47.90742 (9)
8/27/2013	1,941	48.00000
8/28/2013	14,500	47.86287 (10)
8/28/2013	500	48.00700 (11)
9/4/2013	6,000	47.81216 (12)
9/5/2013	44,000	48.31074 (13)
9/6/2013	1,000	48.13066 (14)

(1)
The price per share represents a weighted-average price.  The Reporting Persons undertake to provide, upon request by the Staff, full information regarding the number of shares purchased or sold, for each specified day, at each separate price within the range.

(2)	On this date, shares of Common Stock were purchased at prices ranging from $47.720 to $47.995 per share.

(3)	On this date, shares of Common Stock were purchased at prices ranging from $47.810 to $47.990 per share.

(4)	On this date, shares of Common Stock were purchased at prices ranging from $48.000 to $48.045 per share.

(5)	On this date, shares of Common Stock were purchased at prices ranging from $47.630 to $47.890 per share.

(6)	On this date, shares of Common Stock were purchased at prices ranging from $47.540 to $47.940 per share.

(7)	On this date, shares of Common Stock were purchased at prices ranging from $47.880 to $47.980 per share.

(8)	On this date, shares of Common Stock were purchased at prices ranging from $48.000 to $48.380 per share.

(9)	On this date, shares of Common Stock were purchased at prices ranging from $47.730 to $47.990 per share.

(10)	On this date, shares of Common Stock were purchased at prices ranging from $47.730 to $47.980 per share.

(11)	On this date, shares of Common Stock were purchased at prices ranging from $48.000 to $48.010 per share.

(12)	On this date, shares of Common Stock were purchased at prices ranging from $47.730 to $47.970 per share.

(13)	On this date, shares of Common Stock were purchased at prices ranging from $48.250 to $48.390 per share.

(14)	On this date, shares of Common Stock were purchased at prices ranging from $47.860 to $48.520 per share.